Steven Tomsic Chief Financial Officer Fox Corporation 1211 Avenue of the Americas New York, New York 10036

CORRESPONDENCE FILED VIA EDGAR

March 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage

Re: Fox Corporation

Form 10-K for the Fiscal Year Ended June 30, 2023

File No. 001-38776

Dear Ms. Kessman and Mr. Littlepage:

Fox Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the Staff of the Securities and Exchange Commission communicated in its letter addressed to the Company, dated March 18, 2024 (the “Comment Letter”). The Comment Letter requested a response within ten business days, or by April 1, 2024. This letter confirms Brian Egenton’s conversation with Robert Littlepage on March 26, 2024 regarding the Company’s request for an extension to file a response to the Comment Letter until April 15, 2024.

If you have any questions regarding this letter, please contact me at 212-852-7730 or at steven.tomsic@fox.com.

Sincerely,

/s/ Steven Tomsic

Chief Financial Officer

cc: Brian Egenton, EVP Controller